Exhibit 23.1

Consent of Independent Auditors

The Board of Directors and Unitholders

Pope Resources, A Delaware Limited Partnership:

We consent to the incorporation by reference in the registration statements (No. 333-46091) on Form S-8 of Pope Resources, A Delaware Limited Partnership of our report dated February 7, 2003, relating to the consolidated balance sheet of Pope Resources, A Delaware Limited Partnership and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss), and cash flows for year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Pope Resources, A Delaware Limited Partnership.

/s/ KPMG LLP

Seattle, Washington
March 20, 2003